UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 28, 2020

1-13334
(Commission File No.)

RELX PLC
(Translation of registrant’s name into English)

1-3 Strand
London
WC2N 5JR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of redemption price to the holders of RELX Capital Inc. 3.125% Senior Notes due 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELX PLC

Date: January 28, 2020	By:	/s/ S. Pereira
		Name:	S. Pereira
		Title:	Deputy Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Notice of redemption price to the holders of RELX Capital Inc. 3.125% Senior Notes due 2022.